Filed by Telecom Italia S.p.A.

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Telecom Italia S.p.A.

Commission File Number: 001-13882

Date: November 5, 2015

IMPORTANT INFORMATION:

In connection with the proposed transaction, Telecom Italia expects to file a registration statement on Form F-4, which will include a prospectus (the “prospectus”), and a Tender Offer statement on Schedule TO (the “Schedule TO”). The proposed offer will be made exclusively by means of, and subject to, the terms and conditions set out in, an offer document containing and setting out the terms and conditions of the offer and a letter of transmittal to be filed with the United States Securities and Exchange Commission (the “SEC”) and mailed to shareholders.

The release, publication or distribution of this material in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this material is released, published or distributed should inform themselves about and observe such restrictions.

SHAREHOLDERS ARE URGED TO READ ANY DOCUMENTS REGARDING THE PROPOSED OFFER WHEN THEY BECOME AVAILABLE (INCLUDING THE EXHIBITS THERETO) AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED OFFER.

Telecom Italia S.p.A.

Registered Office in Milan, Via Gaetano Negri no. 1

Headquarter and Branch Office in Rome, Corso d’Italia no. 41

PEC (Certified Electronic Mail) box: telecomitalia@pec.telecomitalia.it

Share capital Euro 10,740,236,908.50 fully paid up

Tax Code/VAT Code and Registration Number at Milan Companies’ Register 00488410010

NOTICE OF CALL OF THE SPECIAL MEETING OF THE HOLDERS OF SAVING SHARES

Those entitled to vote in the Special Meeting of the holders of saving shares of Telecom Italia S.p.A. are hereby called to the Special Shareholders’ Meeting which will be held on 17 December 2015, at 2:30PM (CET), in Rozzano (Milan) at Viale Toscana no. 3, to discuss and resolve upon the following

AGENDA

Conversion of the saving shares into ordinary shares: (i) granting to the holders of saving shares the right to receive one ordinary share in exchange for each saving share held plus a cash payment; and (ii) the mandatory conversion of the saving shares not so exchanged at the end of the period for the exercise of the optional conversion referred to in point (i) into ordinary shares. Approval of the mandatory conversion of the saving shares into ordinary shares pursuant to Article 146, paragraph 1, lett. b) of the Legislative Decree No. 58/1998. Amendments of articles 5, 6, 14, 18 and 20 of the Company’s bylaws. Relevant and related resolutions.

PRESENTATION OF RESOLUTION PROPOSALS / SUPPLEMENTARY AGENDA

Shareholders who, individually or jointly with other shareholders, represent at least 2.5% of the ordinary share capital, and who have demonstrated their entitlement in the form prescribed by applicable regulation, may submit proposals on matters already on the agenda, and may request that additional matters be added to the Shareholders’ Meeting agenda.  Any such request, which must be accompanied by a supporting explanation and  a copy of the requesting party’s identity document, must be received within 10 days of publication of this notice, either at the following address:

TELECOM ITALIA S.p.A.

Corporate Affairs – Ref. Agenda

Via Gaetano Negri no. 1

20123 MILAN – Italy

or by e-mail to the following address: assemblea.azionisti@pec.telecomitalia.it.

Further information is available on the website www.telecomitalia.com/agm.

DOCUMENTATION

The Special Meeting’s documentation shall be made available to the public at the registered office of the Company and on the website www.1Info.it, as well as on the Company’s website www.telecomitalia.com/agm, in accordance with applicable law.

The same documentation may be requested using the contact details at the end of this notice.  The Company will not take into account any requests formulated on previous occasions.

QUESTIONS BEFORE THE SPECIAL MEETING

Those entitled to vote, having demonstrated their entitlement in the form prescribed by the applicable regulations, may submit questions on agenda items prior to the Special Meeting, to be received by 14 December 2015, together with a copy of an identity document, to the following address:

TELECOM ITALIA S.p.A.

Corporate Affairs – Ref. Questions

Via Gaetano Negri no. 1

20123 MILAN – Italy

or via fax to no. +39 06 91864277  or by e-mail to the following address: assemblea.azionisti@pec.telecomitalia.it.

ENTITLEMENT TO VOTE

Persons for whom the intermediary of reference has transmitted to the Company the appropriate communication attesting that they are entitled to vote as of 8 December 2015 are entitled to attend and vote at the Special Meeting.  Those who will become holders of the saving shares of the Company only after this date will not be entitled to speak at or vote at the Special Meeting.

Holders of saving shares which are lodged with the Company must use the usual channels of communication by telephone or by using the intranet and internet addresses available to them.

Holders of ADRs listed on the New York Stock Exchange and representing ordinary Telecom Italia shares must contact JP Morgan Chase Bank, the issuer of said ADRs (customer service postal address PO Box 64504, St. Paul, MN 55164-0854, telephone +1 651 453 2128 for calls from outside the United States; 1 800 990 1135 for calls from inside the United States; email address: jpmorgan.adr@wellsfargo.com).

VOTING BY PROXY

Those entitled to vote may appoint a representative in the Special Meeting by providing a written proxy, within the limits laid down by law. A  proxy form is available at the registered office of the Company as well as on the Company’s website, where a printable version is available.

Copies of the proxies - together with a copy of an identity document of the delegating holder of the saving shares  - may be sent or notified to the Company, to be received by 16 December 2015, either to the following address:

TELECOM ITALIA S.p.A.

Corporate Affairs – Ref. Proxies

Via Gaetano Negri no. 1

20123 MILAN – Italy

or via fax to no. +39 06 91864337  or by e-mail to the following address: assemblea.azionisti@pec.telecomitalia.it.

The Board of Directors decided not to appoint a representative designated by the Company, pursuant to article 135-undecies of Legislative Decree no. 58/1998.

TOTAL NUMBER OF SHARES AND RIGHT TO VOTE

The subscribed and fully paid in share capital of Telecom Italia S.p.A. on 5 November 2015 is equal to EUR 10,740,236,908.50, divided into 13,499,911,771 ordinary shares (with the right to vote in Ordinary and Extraordinary Shareholders’ Meetings of the shareholders of the Company) and 6,027,791,699 saving shares (with the right to vote in Special Meetings), with no par value.

ORGANISATION

To participate in the Special Meeting, those with voting rights and their representatives are invited to present themselves before the time scheduled for the start of the Meeting, with an identity document; accreditation activities will start at 1:30PM (CET) on 17 December 2015. To facilitate the ascertainment of their entitlement in participate, the persons entitled are invited to exhibit, on the date of the Meeting, their copy of the communication to the Company that the intermediary is required to make available to them in accordance with current regulations.

A free shuttle service will be offered to those participating in the meeting, leaving 1:00PM (CET) from Piazza degli Affari (in front of Borsa Italiana) to the place of the Meeting.  A shuttle will return to Piazza degli Affari following the meeting.

The shuttle service must be booked by 15 December 2015, using the toll-free number (for calls from Italy) 800899389 or by email (navette.assemblee@telecomitalia.it).

ADDITIONAL INFORMATION

The registered office of the Company is open to the public on working days between 10.00 am and 1.00 pm (CET).

For any requests or information, please contact:

•         toll-free number 800020220 (for calls from Italy)

•         telephone  +39 011 2293603 (for calls from outside Italy)

•         e-mail address assemblea.azionisti@pec.telecomitalia.it

The Chairman of the Board of Directors

Giuseppe Recchi

***

The registration statement, the Schedule TO and other related documents in relation to the proposed offer will be available electronically without charge at the SEC’s website, www.sec.gov, after they have been filed.